SEC File Number
001-39688

CUSIP Number
51818V106
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):
☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For the Period Ended: December 31, 2024

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
______________________________________________________________________________

PART I — REGISTRANT INFORMATION

Latch, Inc.
Full Name of Registrant

___________________
Former Name if Applicable

1220 N Price Road, Suite 2
Address of Principal Executive Office (Street and Number)

Olivette, MO 63132
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Latch, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the year ended December 31, 2024 (the “2024 Annual Report”) without unreasonable effort or expense within the prescribed time period. As previously disclosed, the Company restated certain of its financial statements (the “Restatement”) in its Annual Report on Form 10-K for the year ended December 31, 2022, which it filed with the Securities and Exchange Commission (the “SEC”) on December 19, 2024.

The Company filed its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2023, June 30, 2023 and September 30, 2023 and its Annual Report on Form 10-K for the year ended December 31, 2023 (the “2023 Annual Report”) on March 26, 2025.

As a result of the Restatement, the Company has not yet filed its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2024, June 30, 2024 and September 30, 2024 (collectively with the 2024 Annual Report, the “2024 Reports”), and the Company is unable to file the 2024 Annual Report at this time. The Company is working diligently towards filing the 2024 Reports as soon as practicable.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jeff Mayfield	314	200-5218
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

Quarterly Report on Form 10-Q for the quarter ended March 31, 2024
Quarterly Report on Form 10-Q for the quarter ended June 30, 2024
Quarterly Report on Form 10-Q for the quarter ended September 30, 2024

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company believes that its results of operations for the year ended December 31, 2024 will differ significantly from its results of operations for the year ended December 31, 2023 due to, among other factors, its July 2024 merger with HelloTech, Inc. Due to the incomplete status of the 2024 Reports and the financial statements to be included therein, the Company cannot provide a reasonable estimate of its results of operations for the year ended December 31, 2024.

Forward Looking Statements
This Notification of Late Filing on Form 12b-25 contains certain forward-looking statements within the meaning of the federal securities laws. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “would,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Forward-looking information includes, but is not limited to, statements regarding the Company’s results of operations and the timing of the filing of the 2024 Reports. Many factors could cause actual future events to differ materially from the forward-looking statements in this notification, including the completion and audit of the Company’s financial statements and other factors outside of the Company’s control. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s 2023 Annual Report and other documents filed by the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company assumes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law, including the securities laws of the United States and the rules and regulations of the SEC. The Company does not give any assurance that it will achieve its expectations.
Latch, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2025	By:	/s/ Jeff Mayfield
	Name:	Jeff Mayfield
	Title:	Chief Financial Officer